Sun Life Completes Acquisition of Majority Stake in BentallGreenOak

TORONTO, July 2, 2019 /CNW/ - Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) today announced the completion of its acquisition of a majority stake in BentallGreenOak. Leveraging the deep and successful history of both firms, BentallGreenOak will form the real estate pillar of our recently established institutional asset management business, SLC Management, a top 100 global asset management firm[1].

"We're excited about the completion of the BentallGreenOak acquisition and increasing our global real estate investment footprint," said Dean Connor, President & CEO of Sun Life. "This acquisition adds organizational depth and a full spectrum of solutions including equity and debt real estate strategies, while adding to the capabilities of our alternatives manager, SLC Management."

"Our focus remains on delivering exceptional service and performance for investors in the alternative asset management space, leveraging the depth and breadth of experience Sun Life has utilized to manage its own assets for over 150 years," said Steve Peacher, President, SLC Management. "We're confident that SLC Management is uniquely positioned to offer like-minded investors, such as pension funds, insurance companies and endowments, solutions to meet their needs."

For additional details on the transaction please refer to the news release and related materials dated December 19, 2018, available here.

Note to Editors: All figures in Canadian dollars unless otherwise noted.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2019, Sun Life had total assets under management of $1,011 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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[1] Ranking based on SLC Management's assets under management and Willis Towers Watson 2018 Report of the World's Asset Managers. On June 18, 2019 Sun Life announced the establishment of SLC Management, replacing the Sun Life Investment Management brand globally.

Connect with SLC Management



About SLC Management
SLC Management is an institutional alternatives asset management business of Sun Life, composed of the SLC Management Fixed Income Business and BentallGreenOak Real Estate Business. The SLC Management Fixed Income Business includes Prime Advisors, Inc. ("Prime Advisors"), Ryan Labs Asset Management Inc. ("Ryan Labs Asset Management"), and Sun Life Capital Management (U.S.) LLC[2] in the United States, and Sun Life Capital Management (Canada) Inc.[3] in Canada. Additionally, the SLC Management brand includes the investment division and General Account of Sun Life.

Sun Life intends to merge Ryan Labs and Prime with Sun Life Capital Management (U.S.) LLC on or about December 31, 2019. Until such merger, Sun Life Capital Management (U.S.) LLC may appoint Ryan Labs and/or Prime as an investment sub-adviser for certain investment strategies. Registration as an investment adviser does not imply any level of skill or training. Sun Life also intends to transition the investment division managing its General Account into the SLC Management business on or about December 31, 2019.

BentallGreenOak includes BentallGreenOak (Canada) Limited Partnership, BentallGreenOak(U.S.) Limited Partnership and the commercial mortgage investment groups of certain of their affiliates, all of which comprise a team of real estate professionals spanning multiple legal entities.

As of March 31, 2019, SLC Management's collective operations have assets under management of $212 billion (US$159 billion).

Media Relations Contact:	**Investor Relations Contact:**
Connie Soave	Leigh Chalmers
Director, Communications	Head of Investor Relations & Capital Management
Sun Life	Sun Life
T. 416-407-5721	T. 647-256-8201
connie.soave@sunlife.com	**investor.relations@sunlife.com**

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[2] Formerly, Sun Life Institutional Investments (U.S.) LLC. The firm changed its name effective June 18, 2019.
[3] Formerly, Sun Life Institutional Investments (Canada) Inc. The firm changed its name effective June 18, 2019.